July 9, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Attn:  Mr. John Hartz, Senior Assistant Chief Accountant

Re:	Broadwind Energy, Inc.
Form 10-KSB for fiscal year ended December 31, 2007
File No. 000-31313

Dear Mr. Hartz:

On behalf of Broadwind Energy, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated June 24, 2008.  We appreciate the Staff’s prompt consideration of this response.

                In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

                        We undertake to include all revisions in our future filings, including our interim filings.

Description of Business

Customers, page 3

2.              We note that you are dependent on a limited number of customers, including GE, Gamesa, and Clipper Windpower, for the majority of your revenues.  Please revise to clarify whether these are the only customers to whom you had sales of at least 10% of consolidated revenues and which would have a material adverse effect if you lost them as a customer.  If there are additional customers who meet the criteria of Item 101(C)(vii) of Regulation S-K, please revise to indicate the name of those additional customers as well.

Because we qualified as a small business issuer for purposes of our Form 10-KSB for the fiscal year ended December 31, 2007, we discussed the Company’s dependence on one or a few major customers to the extent material to an understanding of the Company’s business, as required by Item 101(b)(6) of Regulation S-B.  In the future, when we are subject to the disclosure requirements of Item 101(C)(vii) of Regulation S-K, we undertake to disclose the name of each customer to whom we had sales of at least 10% of our consolidated revenues if the loss of such customer would have a material adverse effect on our business.

Consolidated Financial Statements

Note 1– Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

3.              Please tell us how you considered whether your customer arrangements to build tower sections, complete towers, and modifications to existing towers or section could be considered long-term construction-type contracts as described in SOP 81-1.  To the extent that you do generate revenues from long-term construction-type contracts, please more fully describe your revenue recognition accounting policies so that we may understand how they are consistent with the provisions of SOP 81-1.

We have evaluated our current agreements with customers and found the agreements do not qualify as long-term construction-type contracts as described in SOP 81-1.  The agreements call for production and invoicing of towers on an individually-identified basis, where generally less than a single accounting period in time has elapsed during the production-to-invoicing cycle. We undertake to analyze our contracts in the future to determine if they do meet the criteria to be considered long-term construction-type contracts.

Note 3 – Acquisitions, page F-18

4.              Please tell us whether the shares issued as consideration for your Brad Foote and Energy Maintenance Service, LLC acquisitions were registered or unregistered shares.  If the shares were unregistered, please tell us the terms of your registration rights agreements, if any.  Additionally, to the extent that you have registration rights agreements, please tell us what consideration you gave to FSP EITF 00-19-2.

        The shares issued as consideration for our Brad Foote Gear Works, Inc. and Energy Maintenance Service, LLC acquisitions were unregistered shares.  In connection with each of these acquisitions, we entered into registration rights agreements with the former equity owners of each of these entities.

        The registration rights agreements we entered into in connection with the Brad Foote Gear Works and Energy Maintenance Service acquisitions are substantially identical and grant to the former equity owners (and their qualifying transferees) certain demand and “piggyback” registration rights with respect to the shares of our common stock issued to them in the transaction. The demand registration rights are exercisable upon notice to the Company from a majority in interest of the former equity owners on the one year anniversaries of the agreements, which are dated as of the closing date of each acquisition.  The registration rights terminate as to a stockholder when the securities held by such person have: (i) been effectively registered and disposed of in accordance with a registration statement; (ii) been sold to the public pursuant to Rule 144; or (iii) are eligible for resale under Rule 144(k), or any similar provision.

None of the registration rights agreements to which the Company is a party contain any “registration payment arrangements” as such term is defined in FSP EITF 00-19-2 and, therefore, no consideration to such staff position was given.

For the staff’s reference, the Brad Foote Gears Works Registration Rights Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed October 24, 2007.  The EMS Registration Rights Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 23, 2008.

5.              We note your disclosure on page F-18 that the value of your common stock issued as consideration in connection with the Brad Foote acquisition was based upon a fairness opinion received from an independent valuation firm.  We also note a similar disclosure in your Form 10-Q for the period ended March 31, 2008 in connection with the acquisition of Energy Maintenance Service, LLC.  To the extent that you make reference to an expert (such an independent valuation firm) in your periodic filings on Form 10-K or 10-Q, no consents are required, however, your periodic filings should include the name of the expert.  Alternatively, you could choose not to make reference to the expert at all in your periodic filings, and thus take full responsibility for the valuation yourself.  Furthermore, please note that to the extent you refer to an expert in a registration statement, Rule 436(b) of Regulation C requires that you either identify the valuation experts and include consents, or refrain from including any disclosure making reference to independent third party valuation experts.

        To the extent we make reference to an expert in future filings on Form 10-K or Form 10-Q, we undertake to include the name of that expert.  We acknowledge that to the extent we refer to an expert in a registration statement, we have an obligation to either identify the valuation experts and include consents or refrain from including any disclosure making reference to independent third party valuation experts.

Note 8 – Long-Term Debt, page F-24

6.              You disclose on page F-25 that you were in violation of debt covenants contained in the LaSalle Loan and Security Agreement.  These violations were waived by LaSalle as of December 31, 2007 and amended for future periods.  Please tell us whether any of your other loan agreements which were classified as long term debt as of December 31, 2007 contain cross-default provisions whereby your violation of the LaSalle covenants would cause other debt to become current.  To the extent that any of your other loan agreements contain cross-default provisions, please describe how you overcame these provisions so that you were able to classify your debt as long term as of December 31, 2007.

                        We do not have cross-default provisions within our other debt agreements.

Note 19 – Segment Information, page F-37

7.              Please revise the amounts presented in your segment financial data table on page F-39 so that they are both directionally consistent and the consolidated totals per the table agree to your consolidated financial statements.  For example, it appears from your consolidated income statement on page F-5 that you incurred interest expense during the years ended December 31, 2007 and 2006.  However, interest expense in the table on page F-39 for the year ended December 31, 2007 is shown in parentheses while interest expense for the year ended December 31, 2006 is not.  Furthermore, depreciation and amortization in the table on page F-39 for the year ended December 31, 2007 does not appear to include the portion of depreciation and amortization recorded in cost of sales while this amount appears to be included for the year ended December 31, 2006.

Below please find a revised table from page F-39.  We undertake to correct these inconsistencies in future filings.

	Towers and	Gearing		Intersegment
As of and for the year ended December 31, 2007	Fabrication	Systems	Other	Eliminations	Total

Revenues from external customers	$12,829	$16,975	—	—	$29,804
Cost of sales	8,098	17,767	—	—	25,865
Gross profit (loss)	4,731	(792)	—	—	3,939
Depreciation and amortization	121	1,629	—	—	1,750
Interest income	400	—	—	—	400
Interest expense	(204)	(547)	(488)	—	(1,239)
Income tax benefit	1,039	—	—	—	1,039
Net income (loss)	2,594	(5,151	(805)	—	(3,362)
Property and equipment, net	10,153	48,737	—	—	58,890
Total assets	30,773	179,940	138	(5,033)	205,818
Capital expenditures	4,921	933	—	—	5,854

	Towers and	Gearing		Intersegment
As of and for the year ended December 31, 2006	Fabrication	Systems	Other	Eliminations	Total

Revenues from external customers	$4,023	—	—	—	$4,023
Cost of sales	4,822	—	—	—	4,822
Gross profit (loss)	(799)	—	—	—	(799)
Depreciation and amortization	21	—	—	—	21
Interest income	—	—	—	—	—
Interest expense	(411)	—	—	—	(411)
Net loss	(2,735)	—	—	—	(2,735)
Property and equipment, net	2,799	—	—	—	2,799
Total assets	3,895	—	—	—	3,895
Capital expenditures	408	—	—	—	408

Note 22 – Subsequent Events, page F-41

8.              Please revise your disclosures beginning with your next Form 10-Q for the period ended June 30, 2008 to discuss the following regarding your acquisition of Energy Maintenance Service, LLC (please refer to paragraphs 51-52 and 57 of SFAS 141):

•                  Any contingent payments, options or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur;

•                  An indication of any purchase price allocation that has not been finalized and the reasons why it has not been finalized.  In subsequent periods, please disclose the nature and amount of any material adjustment made to the initial allocation of the purchase price; and

•                  The amount of goodwill expected to be deductible for tax purposes.

Below please find the language we propose to utilize in our next quarterly filing regarding these points:

“The Company does not have any contingent payments or commitments in relation to the acquisition of Energy Maintenance, LLC, with the exception of certain stock options that were awarded as a result of the acquisition.  Stock options are a share-based compensation expense and are subject to accounting treatment under SFAS No. 123(R).”

“The Company may adjust goodwill as necessary as it finalizes purchase price allocations for acquisitions.  Typical adjustments include outstanding professional fees and fixed asset valuations.”

“The amount of goodwill the Company expects to deduct for tax purposes in relation to the EMS acquisition is $XXXXX.”

Exhibits 31.2 and 31.2

9.              Please revise your certifications in future filings to include the introductory language in paragraph 4 that refers to the certifying officer’s responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer.  Refer to Rule 13a-14 and 13a-15 of the Exchange Act and Item 601(B)(31) of Regulation S-K.

We undertake to revise our certifications in future filings to include the introductory language in paragraph 4 that refers to the certifying officer’s responsibility for establishing and maintaining internal control over financial reporting for the issuer.

In future filings, the introductory language in paragraph 4 will read as follows:

“The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:”

                        The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

•                  Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions about our responses in this letter, please feel free to contact me at (630) 637-0315, or our outside securities counsel, Ryan Brauer of Fredrikson & Byron at (612) 492-7252.

Sincerely,

/s/ Matthew J. Gadow

Matthew J. Gadow, Chief Financial Officer
Broadwind Energy, Inc.